UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2025

Iris Bincovich
Chief Executive Officer
Innocan Pharma Corporation
1015, 926 - 5 Avenue SW
Calgary, Alberta T2P 0N7
Canada

Re: Innocan Pharma Corporation
Draft Registration Statement on Form F-1
Submitted December 31, 2024
CIK No. 0001889791

Dear Iris Bincovich:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. We note your disclosure that your "synthetic Cannabidiol-loaded Liposome injection Platform (LPT-CBD) facilitates exact dosing and the prolonged and controlled release of Synthetic CBD into the blood stream without the risk of addiction, tolerance and dependency that is typical in opioids." Since you have not completed clinical trials that have established these results, please revise your disclosure with appropriate cautionary language, including to clarify that this is your expectation and that you are in the pre-clinical stage for human and animal use with respect to this product candidate.

2. Briefly indicate the reason for using synthetic CBD in your LPT-CBD product candidate. Briefly indicate what is proprietary about your LPT-CBD product candidate and disclose whether you are seeking composition of matter patent protection for the synthetic CBD molecule and for the liposomal formulation. Include appropriate risk factor disclosure if you are not.

3. We note your disclosure that you have "initiated" the FDA regulatory review process for LPT-CBD as a non-opioid alternative for chronic pain management in humans. Please revise your disclosure to clarify here, as applicable, that you have not yet submitted an IND or commenced clinical trials for the product candidate.

4. We note your disclosure that, in the Consumer Wellness segment, you have established a joint venture, B.I. Sky Global Ltd., or B.I. Sky, your subsidiary. We also note your disclosure on page 123 that you, together with Brandzon Co. Ltd., a private company founded by Roni Kamhi, your Chief Operating Officer and a Director, established B.I. Sky where you hold 60% and Brandzon holds 40% of B.I. Sky. Please disclose here, and elsewhere as appropriate, your percentage ownership in B.I. Sky and the related-party interest of Roni Kamhi. In addition, if an investment in your company represents an ownership of 60% of the operations conducted in your Consumer Wellness segment, please make that clear.

5. We note your disclosure that through B.I. Sky you develop and market high-performance personal care and beauty products in the United States. However, we note from your disclosure on pages F-9 and F-47 that your Consumer Wellness segment sells products mainly in the European market, whereas your disclosure under "Geographical analysis of revenue" on page F-30 indicates you have derived most of your revenue in the United States for the last two fiscal years. Please indicate where your Consumer Wellness products are sold and clarify the extent of your current activities in the United States and European markets.

6. Please briefly describe the products from which you derive material revenues in the Consumer Wellness segment. In this regard, we note your disclosure on page 36 that "some of [y]our wellness products are formulated with plant derived cannabinoids such as hemp derived CBD." In your description of your material products in the Consumer Wellness segment, please make clear whether those products contain CBD, derived from hemp or otherwise, and indicate the legal status of those products under the laws of the United States and of the various states that you currently generate or intend to generate revenue.

7. We note your disclosure that your patent portfolio includes 29 published patents granted and pending across 7 families. We also note your disclosure under "Intellectual Property" starting on page 105. Please clarify, if true, that your granted patents relate to pain-relieving topical compositions sold in your Consumer Wellness segment and that your patent applications related to your liposomal cannabinoids and uses thereof are pending at this time.

<u>Our Strengths, page 1</u>

8. We note your reference to an advisory board. Please include disclosure in an appropriate location that describes the role or function of your advisory board, identifies each member, and indicates whether there are any rules or procedures

governing this board. Please also disclose how members of the advisory board are compensated. If the function of your advisory board is not sufficiently material to an investment decision, please consider whether it is appropriate to include related disclosure in your prospectus summary.

9. We note your disclosure that you are pursuing FDA pathways designed to accelerate the review and approval process for your therapies. Please revise to include balancing disclosure that any accelerated approval pathways may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval. We note your similar disclosure in the last bullet point on page 98. Please include balancing disclosure for that disclosure as well.

10. Please briefly disclose the basis for your belief that securing a sponsor fee waiver from the FDA's Center for Veterinary Medicine (CVM) for the development of LPT-CBD for animal health is sufficiently material to highlight in your prospectus summary. For example, indicate the basis for the fee waiver and how that impacts your INAD application and the approval process.

Our Strategy, page 2

11. You disclose that the FDA acknowledged that LPT-CBD can be submitted under the 505(b)(2) abbreviated pathway pending a scientific bridge to the listed drug and that the FDA has also agreed on your Phase I clinical study design which is essential for filing an IND application for LPT-CBD. Please revise briefly here, and elsewhere with sufficient detail as appropriate, to identify the "listed drug" and to address the following:

- Convey more clearly to investors if the 505(b)(2) abbreviated pathway and the filing of an IND are separate approval pathways, clarifying which pathway you intend to pursue. For example, it is not sufficiently clear if these are separate pathways, if you would need to conduct three phases of clinical trials for the 505(b)(2) abbreviated pathway, if you could just rely on the scientific bridge for new drug approval or whether the scientific bridge would simplify your clinical trial process. We also note your reference to Phase 1, Phase 2 and Phase 3 trials on page 108.
- Disclose the status of your plans, if any, for establishing a scientific bridge to the listed drug, and clarify whether there are any other material requirements you must satisfy in pursuing the 505(b)(2) abbreviated pathway.
- If you expect to submit an application for an IND to study LPT-CBD in humans, please disclose when you expect to do so.

12. Further to your discussion of the 505(b)(2) abbreviated pathway, we note your disclosure on page 109 that the 505(b)(2) regulatory pathway that you may pursue for LPT-CBD approval involves the FDA approving the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indications sought by the 505(b)(2) applicant. Please disclose the approved indications for the referenced product, or the "listed drug" as referred to in this section, and any specific new indications that you will seek to have approved for your LPT-CBD candidate. In this regard, we note your disclosure on page 1

regarding the regulatory review of LPT-CBD as a non-opioid alternative for chronic pain management, as well as your disclosure on page 12 that any revenue earned on approved product candidates will be dependent in part upon the breadth of the product label. Also, expand your disclosure under "Competition" on page 103 to indicate how the referenced product for purposes of your 505(b)(2) application will factor into your competitive position.

13. We also note your disclosure that the CVM issued an Investigational New Animal Drug, or INAD, number to facilitate your LPT-CBD development for animal health applications. Clarify here and in your "Business" section whether you have submitted an INAD application, or, if you have not, disclose when you anticipate submitting your INAD application, and disclose whether you will need approval from the CVM of your INAD application prior to commencing clinical activities for your LPT-CBD product candidate in animals.

<u>Summary Risk Factors, page 3</u>

14. Revise your summary risk factors to also address your history of net losses, accumulated deficit and the opinion of your auditor regarding the substantial doubt about your ability to continue as a going concern.

15. We note the disclosure in the last bullet point on page 4 that you "may become subject to U.S. federal and state forfeiture laws, negatively impacting our operations." Please further expand this disclosure to indicate, as you have done at the bottom of page 45, that investors located in jurisdictions where any of your product candidates remain illegal may be at risk of prosecution under conspiracy, aiding and abetting, and money laundering statutes, and may be at further risk of losing their investments or proceeds under forfeiture statutes. Also identify the jurisdictions of concern.

16. Your disclosure in the third bullet point and in the related risk factor indicates that your topical product lines are part of your "Pharmaceuticals" segment. However, other disclosures throughout the prospectus indicate that your topical product lines are part of your "Consumer Wellness" segment. Please revise your disclosures as appropriate to reconcile this apparent inconsistency. In addition, clarify whether any of your topical or other existing products have received or otherwise require regulatory approval.

<u>Summary Financial Data, page 9</u>

17. We note you refer investors in this section, and in the Capitalization section on page 57, to a section titled "Selected Financial Data." Please revise to clarify what section of your prospectus you are referring to by "Selected Financial Data."

<u>We are an emerging growth company . . ., page 63</u>

18. Your state here that you have elected to delay adoption of new or revised accounting standards which is inconsistent with your disclosure on page 6 and 85 where you state that you will not be able to avail yourself of this extended transition period. Please revise.

Use of Proceeds, page 73

19. We note that you intend to use the proceeds from this offering for multiple purposes, including for "research and development of new technologies as well as existing products, including human and veterinary applications pursuant to our LPT-CBD project" and "for marketing and sales efforts of our products in new and existing territories." Please revise to disclose:
    - the amount of proceeds from this offering that you intend to use for your LPT-CBD injectable technology for human use and for animal use;
    - the amount of proceeds from this offering that you intend to use for "new technologies" and clarify what new technologies, to the extent material, you intend to pursue at this time;
    - how far in the development and regulatory approval process for LPT-CBD you anticipate the proceeds from this offering will enable you to reach for the human market and for the animal market;
    - the new and existing territories where you intend to use proceeds from this offering for the marketing and sales efforts related to your products (in this regard, we note your disclosure beginning on page 35 that there may be regulatory restrictions on marketing your products in certain countries); and
    - state the anticipated amount and sources of other funds, if any, that may be necessary to accomplish the specific purposes for which the proceeds are to be obtained.

    If the anticipated proceeds from this offering will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

20. We note from your disclosure on page 80 that sales in your Pharmaceuticals segment are "made through business-to-business." In an appropriate location in your prospectus, please describe how you are deriving revenues from this segment for the periods presented given your disclosure that your pharmaceutical product candidates are in preclinical development. Where you discuss and analyze revenues for the periods presented in this section, include a quantitative and qualitative description of the reasons underlying the material changes in the revenues from the Pharmaceuticals segment.

Components of Operating Results
Revenue, page 80

21. Your state here that revenue is recognized on a cash basis once payments are received for your Consumer Wellness segment which is inconsistent with your stated policy on page F-13. Please revise.

22. On pages 100 and 101, you note loyalty programs and subscription agreements have contributed to sales growth. Please provide disclosure regarding these programs and your accounting under each of these programs.

Results of Operations
Revenues, page 82

23. For each of the periods presented, you noted that the increase in revenues are mainly attributed to the increase in revenues from on-line sales platforms of B.I. Sky due to the addition of new products. Please list the new products made available for sale in each period and quantify the impact the new products generated in revenues for each of the periods presented.

Business
Overview, page 90

24. We note your disclosure that the FDA has agreed on your Phase I clinical study design for LPT-CBD in humans. In an appropriate location, revise to discuss the trial design, including number of participants to be enrolled in the study, the primary and secondary endpoints, and what adverse events you will evaluate. Also indicate the regulatory jurisdictions in which you anticipate conducting clinicals trials for both your animal and human indications.

Our Products, page 92

25. As safety and efficacy determinations are solely within the authority of the FDA and comparable foreign regulators, please remove or revise any statements throughout your prospectus that state or imply that your product candidates are safe or effective. We note the following disclosures as examples:

- "The liposomes remain safely under the skin", and LPT-CBD is an innovative and "effective delivery platform" (page 92);
- "The effectiveness of LPT (Liposome Technology) ensures high bioavailability of cannabidiol…" (page 93);
- The headings "Anti-Inflammatory Efficacy in Mice" (page 94), "Efficacy - Osteoarthritis Related Pain Relief in Clinical Dogs" (page 95), and "Basic Safety in Clinical Dogs" (page 96);
- "safe performance" (page 95);
- "[W]e successfully demonstrated the efficacy and safety of our liposomal delivery technology…" (page 97);
- "Over the past year, repeated administration of LPT-CBD in dogs and other animals demonstrated … efficacy…" (page 98);
- "effective therapeutic solution" (page 103);
- "effective pain management" (page 104);
- "ensures solutions that are not only effective but also safe…" (page 105); and
- "Our comprehensive pre-IND package details extensive experiments demonstrating the efficacy, … and basic safety of cannabidiol-loaded LPT (LPT-CBD) …" (page 107).

Anti-Inflammatory Efficacy in Mice, page 94

26. Please disclose whether the data presented in this table was statistically significant. Provide p-values, if appropriate.

Basic Safety in Clinical Dogs, page 96

27. For the hematology and serum biochemistry results presented in the table on page 97, indicate whether any of the median hematology and median serum biochemistry values changed from baseline during the study.

Personal Care and Beauty Products, page 99

28. We note from your disclosure on pages F-9 and F-47 that you entered into a founder's agreement with Brandzon Co. Ltd. to establish a joint company, B.I. Sky Global Ltd., to engage in the development, manufacture and marketing of consumer products. Please provide a summary of this agreement disclosing the material terms and conditions of the agreement, including the rights and obligations of the parties thereto, the term and termination provisions and the amount of any consideration passing to or from the company. Refer to Item 4.a of Part I of Form F-1 and Item 10.C of Form 20-F.

29. You disclose that you will consider expanding to CBD-infused offerings as regulatory developments evolve, including the possible rescheduling of marijuana to Schedule III of the Controlled Substances Act. Please clarify if, under existing regulations, you could market CBD-infused products if marijuana is reclassified as a Schedule III substance.

30. You disclose that several of your personal and beauty products have achieved category leadership and Best Seller status, consistently ranking in the top ten listings, with some being designated as Amazon's Choice and that key products have also earned recognition across various skincare categories and publications such as PinkVilla, HuffPost, Sasily Skin and New Beauty. Please provide representative examples of the specific products to which you are referring in this section.

31. Please indicate which products you are featuring in the graphic at the top of page 100. If the pictured products do not account for a material portion of your sales, please make that clear.

Pain Relief, page 100

32. We note that your pain relief lineup includes CBD-based topical treatments; however, your disclosure on page 99 indicates that, due to regulatory restrictions, the initial focus of B.I. Sky is on non-CBD topical products. Please enhance your disclosure to reconcile these statements.

Efficacy Testing for CBD Wellness Products, page 101

33. We note your disclosure of several claims related to the efficacy of your CBD wellness products. Please revise your disclosure to provide context for these claims. For example, briefly describe the "rigorous testing" you conducted, including the number of participants who participated in such testing. Balance your disclosure with any adverse side effects or other experiences reported during testing.

<u>Manufacturing, page 102</u>

34. You disclose that for manufacturing in your Consumer Wellness segment the focus is on identifying a third-party manufacturer. Please clarify if you have identified a third-party manufacturer to date, how you have historically sourced your Consumer Wellness products, and, if you are dependent on a sole or limited number of suppliers, please make that clear, including in your risk factor disclosure.

<u>Competition</u>
<u>Pharmaceutical Competition, page 103</u>

35. Please caution investors that the results depicted in the table at the top of page 104 have not yet been validated through clinical trials.

<u>Intellectual Property</u>
<u>License Agreement with Yissum, page 106</u>

36. Please disaggregate the total amount of approximately $1,880,000 paid to Yissum for each year noted (2022, 2023, 2024).

37. Please briefly describe all material terms of the license agreement with Yissum. For example, briefly describe the technology licensed from Yissum, so that investors can understand how such technology is material to your business and development efforts, disclose the term of the agreement and the termination provisions, the material rights and obligations of the parties to the agreement, which party owns any improvements you may make to the licensed intellectual property, and which party bears the responsibility for any costs and fees associated with the licensed intellectual property. In addition:
    - For the royalty payments, clarify the products to which these payments would apply.
    - For the milestone payments, quantify the aggregate potential milestone payments segregated by development and commercial milestone payments, if any.

    Please also file the license agreement with Yissum, as amended to date, as an exhibit, or tell us why that would not be appropriate. Refer to Item 8.a of Part II of Form F-1.

<u>Government Regulation and FDA Regulatory Pathway</u>
<u>Veterinary Regulation, page 121</u>

38. Please explain your reference to Elanco and disclose if you are working with them in your regulatory approval process with CVM.

<u>Executive and Director Compensation, page 127</u>

39. We note from the heading to the table on page 128 that the table excludes "compensation securities" and that the table includes a column for "Value of all other compensation." If any portion of the compensation for the last full financial year was paid (a) pursuant to a bonus or profit-sharing plan, provide a brief description of the plan and the basis upon which such persons participate in the plan, or (b) in the form of stock options, provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options. Refer

to Item 4.a of Form F-1 and Item 6.B.1 of Part I of Form 20-F. Also, disclose the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement, or similar benefits for the last full financial year. Refer to Item 4.a of Form F-1 and Item 6.B.2 of Part I of Form 20-F.

Board Practices
Director Independence, page 131

40. We note your disclosure in the first sentence of the first paragraph of this section that, under the applicable rules, independent directors must comprise a majority of a listed company's board of directors within a specified period after the closing of this offering. In the next paragraph you indicate that four of the seven members of your board are independent, but only name three independent directors. Please clarify who your fourth independent director is or disclose how you intend to comply with the rules that independent directors must comprise a majority of your board of directors within a specific period after the closing of your offering.

Principal Shareholders, page 137

41. With respect to the persons who are directors and senior management, provide information as to the options granted to such persons for the company's shares, including the title and amount of securities called for by the options, the exercise price, the purchase price, if any, and the expiration date of the options. Refer to Item 4.a of Form F-1 and Item 6.E.1 of Part I of Form 20-F.

Certain Relationships and Related Party Transactions, page 138

42. With respect to your joint venture in B.I. Sky, disclose here the information required by Item 7.B of Part I of Form 20-F or tell us why you do not believe such disclosure is required. Similarly, provide us with your analysis as to whether the related-party assets and liabilities disclosed on pages F-33 and F-34 are subject to this disclosure requirement.

Consolidated Statements of Profit or Loss, page F-6

43. Please present the basic and diluted loss per share for the annual and interim periods to the nearest whole cent so as not to imply more precision than exists in this calculation.

NOTE 2 - Material Accounting Policies
Selling, marketing and distribution expenses, page F-14

44. We noted that you included warehouse cost as part of your selling, marketing, and distribution expenses. Please explain, citing relevant authoritative accounting literature, why this cost is not classified in cost of revenues.

Exhibit Index, page II-5

45. Please file the bylaws of the company as an exhibit. Refer to Item 8.a of Form F-1 and Item 601(b)(3)(ii) of Regulation S-K.

46. We note from your disclosure on page 138 that you have entered into employment agreements and consulting agreements with certain of your executive officers. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(ii)(A) of Regulation S-K and, as appropriate, please file these agreements as exhibits.

47. We note your reference under the caption "Market, Industry and Other Data" to data prepared by market research firms and other third parties and your references to Global Market Insights, Mordor Intelligence and Straits Research on page 3. Please disclose if you funded any of this research or commissioned any such reports. If you funded any of the research or commissioned any of the reports, please file the consent of each third party that prepared the information as an exhibit to the registration statement. Refer to Securities Act Rule 436.

General

48. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Jessica Dickerson at 202-551-8013 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.